FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

04010667

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☒

DATE OF LAST REPORT FILED: 88 48918 — 02/00/04 (DAY/MONTH/YEAR)

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (DAY/MONTH/YEAR)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR
GIVEN NAMES: HARRY
NO.: 2303 STREET: WEST 41ST AVENUE APT:
CITY: VANCOUVER PROV: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: (604) 685-1870
BUSINESS FAX NUMBER: (604) 685-6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☒ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (B) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Private Options	(3000)							(3000)	1	H. Barr
Options	567000							567000	2	Can Growth
Options	8000							8000	1	H Barr
Warrants	7324							7324	1	
Common	24647							24647	1	
Common	503334	04/03/04	10	2000		0.03		505334	2	293020 BCLtd
Common		05/03/04	10	1000	9000	0.86		497334	2	293020 BCLtd
		05/03/04	10			0.90		587334	2	

BOX 6. REMARKS

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PROCESSED
MAR 18 2004
THOMSON FINANCIAL

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The term "insider" as used is generic to accommodate the various Acts.

ATTACHMENT ☒ YES ☐ NO

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 7. SIGNATURE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

NAME (BLOCK LETTERS): HARRY BARR
SIGNATURE:
DATE OF THE REPORT: 10/03/04 (DAY/MONTH/YEAR)

04 MAR 18 AM

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PACIFIC NORTH WEST CAPITAL CORP

DATE OF LAST REPORT FILED: 02/02/04 DAY / MONTH / YEAR

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER _____ DAY / MONTH / YEAR

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. 2303 STREET WEST 41ST AVENUE APT

CITY VANCOUVER PROV. BC POSTAL CODE V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A), (D), (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS					(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE $ US			
Common	122600						122600	12	Own Directly

BOX 6. REMARKS

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The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: _[signature]_

DATE OF THE REPORT: 10/03/04 DAY / MONTH / YEAR

ATTACHMENT: YES ☐ NO ☒

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

aCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE